[Letterhead of Kelley Drye & Warren LLP]

DIRECT LINE: (203) 351-8107
EMAIL: rhedin@kelleydrye.com

August 7, 2006

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC 20549-7010

Attention:	Mr. John Reynolds

Assistant Director

Ms. Cathey Baker

Re:	Symmetry Holdings Inc.

Registration Statement on Form S-1

File No. 333-135353

Ladies and Gentlemen:

On behalf of Symmetry Holdings, Inc. (“Symmetry” or the “Company”), set forth below is the Company’s response to your letter of comment dated July 28, 2006 to Corrado De Gasperis, Chief Executive Officer of the Company. The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment. For your convenience, we have repeated each comment below followed by the Company’s response thereto.

General

1.    Prior to the effectiveness of this registration statement, please provide a copy of the letter from the NASD, or arrange a call from the NASD, confirming that it has finished its review and has no additional concerns regarding the underwriting arrangements in this matter.

The Company will comply with this comment.

2.    Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the units registered for sale.

Securities and Exchange Commission

August 7, 2006

The Company will comply with this comment.

3.    Please discuss further in appropriate places in the prospectus the company’s expectation that its current management and directors will remain associated with the company after the consummation of the business combination. See page 24. The prospectus states at page 77 that the officers intend to negotiate their employment arrangements with the combined company. Detail how the officers and directors intend to accomplish their goal.

The Company has complied with this comment in the “Prospectus Summary – Management” by revising the disclosure on page 3, in “Risk Factors” on page 25 and in “Certain Relationships and Related Party Transactions – Conflicts of Interest” by revising the disclosure on page 83.

Registration Statement Facing page

4.	Please check the box for an offering on a delayed or continuous basis.

The Company has complied with this comment.

5.    We note that the registration statement covers such indeterminable number of securities as may be issued pursuant to antidilution or variable exercise, conversion or exchange price or rate provisions of securities registered hereunder.” Please revise the disclosure to state that the indeterminate number of additional shares of common stock shall be issuable “pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions.”

The Company has complied with this comment.

Prospectus Cover

6.	Please revise the first paragraph to indicate the offering price per unit.

The Company has complied with this comment by revising the disclosure on the prospectus cover page.

7.    Please limit the outside front cover page of the prospectus to one page. See Item 501(b) of Regulation S-K.

When printed, the outside front cover page will be comprised of one page.

8.    Please identify, in the appropriate section of the prospectus, the employees of the underwriter to whom the option will be sold as additional compensation. See also page 76. If these individuals include Messrs. LaVecchia and McDevitt, please state their positions with the underwriter and their relationship to the company.

Securities and Exchange Commission

August 7, 2006

The arrangements with respect to this option have changed. It will be sold to FTN Midwest Securities Corp., not employees thereof. The Company has revised the disclosure on the cover page, in “Risk Factors” on pages 19 and 28, in “Use of Proceeds” on page 39, in “Dilution” on page 47, in “Certain Relationships and Related Party Transactions” on page 82, in “Description of Securities – Purchase Options” on page 91, in “Underwriting -- Purchase Option” on page 102 and in the Financial Statements on page F-8.

9.    We note your statement that “we have not identified or been provided with the identity of, or had any direct or indirect contact with, any target business. No person acting on our behalf has taken any direct or indirect measures to identify or contact a target business. We have not been approached by a third party offering any target business to us.” Please revise to clarify whether the company, an affiliate thereof, or any unrelated third party has undertaken any discussions (formal or informal), negotiations, due diligence, evaluations and/or other similar activities, whether directly or indirectly with respect to a business combination transaction involving the company. Also revise to address whether or not you have a specific business combination under consideration.

The Company has complied with this comment in the “Prospectus Summary – Initial Business Combination” by revising the disclosure on page 4, “Risk Factors” by revising the disclosure on pages 18 and 25, “Proposed Business – Introduction” by revising the disclosure on page 53 and “Proposed Business – Effecting a Business Combination” on page 64.

Prospectus Cover, Inside page

Table of Contents

10.	Please include pagination in your table of contents in your next filing.

The Company has complied with this comment.

11.   Revise to move the highlighted legends to a section following your risk factors section.

The Company has complied with this comment by moving the highlighted legends to a new section called “Other Information” on page 37.

12.   We note your statement that “you should assume that the information contained in this prospectus is accurate only as of the date of this prospectus.” In light of your Rule 415 undertakings in Part II of the registration statement, please remove or revise the noted statement.

The Company has complied with this comment in “Other Information” by revising the disclosure on page 37.

Securities and Exchange Commission

August 7, 2006

Prospectus Summary, page 1

13.   We note that parts of the summary section and the business section appear promotional, rather than factual, and should be revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. Please provide reasonable support for the promotional statements in the prospectus. If a reasonable basis cannot be provided, the statements should be removed.

The Company has complied with this comment in the “Prospectus Summary” by revising the disclosure on page 2 and in “Proposed Business – Introduction” on pages 62-64.

14.   We note the disclosure that the company’s efforts to identify a target company will be focused “primarily” on industrial, asset-based businesses in the basic industries sector, or suppliers to such businesses. The description of management’s experience at page 2 and elsewhere in the prospectus emphasizes metals and mining. We also note the disclosure highlighting the reasons you will target companies in the basic industries sector. See also page 3 (discussing exports by basic industries in the United States and other countries and referring to “sustainable growth in demand for the world’s steel, aluminum, scrap metal and other metals and strategic materials”; page 48 (same). Additionally we note your statements that “we may acquire a company operating in any industry or geography we choose,” see page 23, and “. . . we may or may not consummate our business combination with an operating company in the basic industries sector . . .”, see page 49. See also page 60 (“. . . we may acquire companies operating in any industry we choose”). Considering you are not restricted to any specific industry, such disclosure creates an implication that you will acquire a company that focuses on industrial, asset-based business in the basic industries sector, or suppliers to such businesses. If you were to acquire a company that is not in the basic industries sector, your disclosure concerning the specific advantages would not be relevant even though investors have relied on such disclosure. Please revise your disclosure to remove such speculative language.

It would appear from your disclosure in your business section and your management section that your “expertise” is in the basic industries sector. Because you are not limited to any specific industry, please revise in the appropriate section to explain how you plan to conduct your search. Do you plan to initially focus on the basic industries sector? If so, is there a time or monetary threshold that would trigger your considering of companies in other industries? Revise to explain how you will evaluate a company that management does not have expertise in that industry.

The risk factors under the caption “risks associated with our target industries” are not relevant since you are not constrained to that industry. If you believe they are material risks, please advise why the risk factors are relevant. We may have further comment.

Securities and Exchange Commission

August 7, 2006

The Company has complied with this comment by revising the disclosure on the cover page, in the “Prospectus Summary” on page 1, in “Risk Factors” on page 24, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 49, “Proposed Business” on pages 53 and 65 and the Financial Statements on page F-7 to state that it will focus on the basic industries sector only.

Introduction

15.   Please add a brief description of the company’s operating methodology at page 2. See, e.g., page 57 (discussing “The Decalogue”).

The Company has complied with this comment in the “Prospectus Summary – Introduction” by revising the disclosure on page 2.

Management, page 2

16.   Please identify the former businesses of Union Carbide when they are introduced in the prospectus. See, e.g., the reference to GrafTech International Ltd. in the second bullet point.

The Company has complied with this comment in the “Prospectus Summary” by revising the disclosure on page 2.

General, page 3

17.   We note your statement that “independent members of our board of directors will evaluate our sources . . . before determining any compensation payable to our officers, and thereafter will establish in their good faith judgment the annual compensation payable on an individual basis to our officers for their services as such. From time to time thereafter, the independent members of our board of directors will re-evaluate such sources and may reduce or eliminate such compensation.” Explain why the compensation payable to your officers cannot be determined at this time in light of your business plan. It would appear that this information is material to an investment decision. If you can not determine the officer’s salaries prior to the consummation of the offering, revise to add risk factor disclosure addressing this risk.

Compensation has been set by the Board and the Company has revised the “Prospectus Summary – General” on page 4, in “Use of Proceeds” on page 40, in “Proposed Business – Employees” on page 72, in “Management – Officer and Director Compensation” on page 81 and in “Certain Relationships and Related Party Transactions – Conflicts of Interest” on page 84.

18.   We note your statement that “we will not pay any finders fees or consulting fees or any other compensation to our officers, directors, existing stockholders or special advisor, or any entity with which they are affiliates (other than FTN Midwest Securities Corp., Kelley Drye & Warren LLP and ILUT Srl, whom we may engage to

Securities and Exchange Commission

August 7, 2006

provide professional services in connection with an acquisition.” We note that you indicate in the same paragraph that you will pay compensation to your officers. Revise as appropriate. Additionally, in the appropriate section, indicate the amount of fees or other compensation to be paid to FTN Midwest Securities Corp., Kelley Drye & Warren LLP and ILUT Srl in connection with an acquisition.

With respect to the comment on compensation, the Company has complied with this comment in “Prospectus Summary–General” on page 4, in “Proposed Business– Sources of target businesses” and “–Selection of a target business and structuring of a business combination” on page 66. In addition, with respect to the comment on the amount of fees or other compensation above, the Company has complied with this comment in “Prospectus Summary” on page 4 and in “Proposed Business – Effecting a Business Combination – Selection of a target business and structuring of a business combination” by revising the disclosure in the prospectus on page 66.

19.   Please revise to indicate in the Summary section the amount of funds not placed into the Trust account which will be available to the company for expenses.

         The Company has complied with this comment in the “Prospectus Summary – General” by revising the disclosure in the prospectus on page 4.

20.   We note the last sentence in the first full paragraph at page 4 concerning reimbursement of fees and expenses following consummation of a business combination. Please explain how the company intends to arrange for such reimbursement.

The Company has complied with this comment in the “Prospectus Summary – General” by revising the disclosure in the prospectus on page 5.

21.   We note that the company’s executive officers are located with the firm Kelley Drye & Warren LLP in New York. Address, in the appropriate section, whether the company leases the space from Kelley Drye & Warren. Clarify the arrangement between the company and the law firm. Indicate the material terms of the leasing or other arrangement. Supplementally advise us of the relationship between the company and the law firm and address whether the firm is a promoter. We may have further comments.

The Company has complied with this comment in “Management – Headquarters” by revising the disclosure on page 81 and throughout the prospectus references to the Company’s address have been revised. Supplementally the Company advises you that from time to time, Kelley Drye & Warren LLP has offices that are unused due to personnel changes in the ordinary course. Kelley Drye & Warren LLP allows clients to use those offices (in the same manner as conference rooms are available to clients) without charge as a client accommodation. In addition, the Company advises you that it is being represented by Kelley Drye & Warren LLP in this offering. Kelley Drye & Warren LLP is not a promoter.

Securities and Exchange Commission

August 7, 2006

Private Placement, page 5

22.   We note your statement that “our existing stockholders intend to purchase an aggregate of 1,666,667 warrants from us in a private placement, which will be completed prior to the closing of this offering . . .” Advise us whether the existing stockholders have entered into a binding agreement to purchase the warrants. If they have entered agreements, advise us when they entered into those agreements. Describe the material terms of these agreements in the prospectus. File a copy of the agreements as exhibits to the registration statement. We may have further comment.

The Company supplementally advises you that the existing stockholders have not yet entered into a binding agreement to purchase warrants in the private placement. The material terms will include an agreement by the existing stockholders to purchase the warrants and will include customary accredited investor representations and warranties. A form of warrant subscription agreement is being filed as an exhibit to Amendment No. 1 to the Registration Statement.

The Offering, page 6

23.   Revise to delete the first paragraph. A summary by definition does not contain all of the information.

The Company has complied with this comment in “The Offering” by deleting the first paragraph on page 7.

Securities Offered, page 6

24.   Address the company’s obligation if the over-allotment option is exercised after the filing of the Current Report on Form 8-K.

The Company has complied with this comment in the “Offering – Securities offered” by revising the disclosure on page 7.

Offering proceeds to be deposited in trust account, page 8

25.   We note your statement that the trust agreement will be signed on the date of this prospectus. Please file the form of trust agreement with your next amendment to the registration statement.

The Company has complied with this comment by filing a copy of the trust agreement with Amendment No. 1 to the Registration Statement.

26.   Revise to clarify your statement that “we will not invade the principal amount held in the trust . . . . “ (Emphasis added)

Securities and Exchange Commission

August 7, 2006

The Company has complied with this comment in “The Offering – Offering proceeds to be deposited in trust account” by revising the disclosure on page 10.

27.   At page 10, under the sub caption, “Public stockholders must approve initial business combination,” and throughout the prospectus, we note the statement that the company will proceed with the business combination only if, among other things, public stockholders owning less than 20% of the shares of common stock included in the units both vote against the transaction and properly exercise their conversion rights. Advise us whether, in the company’s view, the 20% limitation could be lowered or increased by the company after the offering is effective and prior to the vote regarding the initial business combination, or will instead remain invariable. Please confirm, if true, that it is the company’s understanding and intention in every case to structure and consummate a business combination in which up to 19.99% of the IPO stockholders will be able to convert and the business combination still go forward. We may have further comment.

The Company advises you supplementally that pursuant to Article XIII of the Company’s amended and restated certificate of incorporation the vote of the holders of at least 100% of the voting power of all shares of the capital stock of the Company is required to change the 20% limitation. It is a legal question on which the Company cannot opine as to whether the 20% limitation could be lowered or increased by the Company after the offering is effective and prior to the vote regarding the initial business combination, or will instead remain invariable. It is the Company’s understanding and intention to structure and consummate a business combination in which up to 19.99% of the public stockholders will be able to convert and the business combination still go forward.

Conversion rights for public stockholders voting to reject a business combination, page 10

28.   Please revise to indicate when public stockholders may exercise their conversion rights. Also clarify whether the public stockholders who convert continue to have the right to exercise the warrants that they hold.

The Company has complied with this comment in “The Offering – Conversion rights for public stockholders voting to reject a business combination” by revising the disclosure on page 11.

29.   We note your statement that “payment is expected to be made...promptly...” Please revise to indicate that payment will be made promptly following the business combination.

The Company has complied with this comment in “The Offering – Conversion rights for public stockholders voting to reject a business combination” by revising the disclosure on page 11.

Securities and Exchange Commission

August 7, 2006

Dissolution and liquidation if no business combination, page 11

30.   Clarify, if true, that your certificate of incorporation limits your activities to dissolution and winding up the corporation’s affairs and that you can’t engage in any other business. Also address what requires your board of directors to adopt the resolution for dissolution and the associated actions.

The Company has complied with this comment in “The Offering – Dissolution and liquidation if no business combination” by revising the disclosure on page 12.

31.   Please indicate that there is no specific time frame for dissolution, distribution and liquidation.

The Company has complied with this comment in “The Offering – Dissolution and liquidation if no business combination” by revising the disclosure on page 13.

32.   We note your statement that “an amount held in the trust account and all of our remaining assets . . . plus any additional amounts thereof in excess of $1,500,000...” Please revise to clarify the meaning of your statement.

The Company has complied with this comment in “The Offering – Dissolution and liquidation if no business combination” by revising the disclosure on page 14, “Use of Proceeds” on page 41, “Proposed Business – Liquidation if no business combination” on page 70 and “Description of Securities” on page 88.

33.   We note the statement that your remaining assets will be reduced for amounts you pay, or reserve to pay, for all of your liabilities and obligations. Clarify when these liabilities and obligations will be paid during your dissolution process.

The Company has complied with this comment in “The Offering – Dissolution and liquidation if no business combination” by revising the disclosure on page 14, “Use of Proceeds” on page 41 and in “Proposed Business – Liquidation if no business combination” on page 70.

Summary Financial Data, page 15

34.   We note your disclosure that you will be required to record the public and purchase option warrants as liabilities in your financial statements in accordance with EITF 00-19. Please tell us why you believe that only the fair value of the warrants included in the underwriter purchase option (“UPO”) would be recorded as liabilities, rather than the fair value of the UPO itself. Tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for the UPO and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133.

The Company has advised us that there are a number of factors that were considered in the Company’s treatment of only the warrants included the UPO being treated as a

Securities and Exchange Commission

August 7, 2006

derivative and reflected as a liability in the pro-forma financial information. Paragraph 6 of Financial Accounting Standard No. 133 (“SFAS § 133”) states that:

A derivative instrument is a financial instrument or other contract with all three of the following characteristics:

a. It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that places the recipient in a position not substantially different from net settlement.

The Company has advised us that the UPO does not meet all of the characteristics noted above. The earning of the UPO requires an initial investment of time and effort by the underwriter as initial investment has been defined in paragraph 8 of SFAS 133. In addition, the UPO is indexed to and settled in the Company’s own stock and since it is a cost of raising capital, it has initially been included in equity. Additionally, the stock component of the UPO can be settled in unregistered shares of the Company.

Therefore, the basic UPO is a freestanding equity security and because the basic UPO is freestanding and classified as equity, it is also not a derivative under paragraph 11(a) of SFAS 133.

The warrant component of the UPO is embedded in the UPO (See paragraph 12 of SFAS 133). Under paragraphs 11(a) and 12(c) of SFAS 133, the warrant in the UPO is a derivative. Paragraph 4 of EITF 00-19 requires the warrants to be evaluated under paragraphs 12 to 32 of EITF 00-19. Since the warrant requires delivery of registered shares, under paragraph 14 of EITF 00-19, the warrants would be required to be reflected as a liability.

Risk Factors, page 17

General

35.   We note your statement that “the risks and uncertainties described below are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair us or affect your investment.” You should not reference risks that are not deemed material. Revise to delete the noted statement.

The Company has complied with this comment in “Risk Factors” by deleting the noted statement on page 18.

Securities and Exchange Commission

August 7, 2006

36.   We note your disclosure which states that “to further minimize potential conflicts of interest, we have agreed not to consummate our initial business combination with an entity which is affiliated with any of our existing stockholders unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our stockholders from a financial point of view.” Your disclosure indicates that you may acquire one or more businesses affiliated with your existing stockholders. Please identify these affiliated entities. Also, disclose whether or not these entities are aware of the fact that the company seeks to go public on a 1933 Act registration statement on Form S-1, and it may seek to possibly acquire one or more of the affiliated entities. In this regard, detail the number of companies that your officers and directors believe may be for sale and how they ascertained this information. We may have further comment.

The Company has complied with this comment in “Risk Factors” by deleting a risk factor and revising the disclosure in “Proposed Business” on page 65.

37.   Please add a risk factor to address the fact that the public warrants, unlike the insider warrants, will not be exercisable unless, among other things, at the time of exercise a prospectus relating to common stock issuable upon exercise of the warrants is current. See page 84.

The Company has complied with this comment in “Risk Factors – Risks Associated With Our Business” by adding a risk factor on page 30.

38.   You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Many of your risk factors fit into this category and you should remove them. For example see risk factors 19, 24, and 32 under this section. Please move such risk factors to a section later in the prospectus or revise to cite a particular risk.

The Company has complied with this comment by removing certain “generic” risk factors.

39.   In the last sentence of the first risk factor, please delete the statement in parentheses regarding interest income from the proceeds of your offering, as any interest income would be classified as non-operating income rather than revenue.

The Company has complied with this comment in “Risk Factors – Risks Associated With Our Business” by revising the disclosure in the first risk factor.

40.   Revise risk factor three to update the information to the latest practicable date. Also to address the number and value of similar blank check companies that have filed with the Commission and have not completed their initial public offerings.

The Company has complied with this comment in “Risk Factors – Risks Associated With Our Business” by revising the disclosure in the third risk factor.

Securities and Exchange Commission

August 7, 2006

41.   Revise the subheading of risk factor 5 to clarify that the investors may lose all or substantially all of their investment.

The Company has complied with this comment in “Risk Factors – Risks Associated With Our Business” by revising the disclosure in the fifth risk factor.

42.   Please revise your sixth risk factor to indicate the amount of funds that could be paid for conversion.

The Company has complied with this comment in “Risk Factors – Risks Associated With Our Business” by revising the disclosure in the sixth risk factor.

43.   Please revise your ninth risk factor to define your phrase “upon our dissolution”. Revise to clarify the timing of when you will pay or make reasonable provision to pay all claims and obligations including contingent or conditional claims.

The Company has complied with this comment in “Risk Factors – Risks Associated With Our Business” by revising the disclosure in the ninth risk factor.

44.   We note your statement, in the ninth risk factor, that we will seek to have each vendor, service provider and other entities execute an agreement waiving any right, title, interest or claim to funds in the trust account. Revise to indicate that these agreements maybe not be enforceable.

The Company has complied with this comment in “Risk Factors – Risks Associated With Our Business” by revising the disclosure in the ninth risk factor as well as in “The Offering - Dissolution and liquidation if no business combination” on page 14, “Use of Proceeds” on page 41 and in “Proposed Business–Liquidation if no business combination” on page 71.

45.   We note your risk factors “You will not be entitled to protections normally afforded to investors of blank check companies under the federal securities laws,” “Our officers and directors have limited experience with blank check or development companies” and “We may only be able to consummate the initial business combination, which may cause us to be solely dependent on a single business and a limited number of products permanently or for an extended period”. Please revise your risk factor subheadings, as appropriate, to reflect the risk being addressed.

The Company has complied with this comment in “Risk Factors – Risks Associated With Our Business” by revising the disclosure in the seventh and sixteenth and by deleting the twentieth risk factor.

46.   We note your cross-reference to the section “Proposed Business — Comparison to Offerings of Blank Check Companies” in your seventh risk factor. Revise the registration statement to delete the use of cross-references from the forepart of the prospectus except for the cross-reference to the risk factors on the cover page.

Securities and Exchange Commission

August 7, 2006

The Company has complied with this comment in “Risk Factors – Risks Associated With Our Business” by revising the seventh risk factor and other risk factors throughout which contained cross-references.

47.   We note your statement that “we view the foregoing provisions as obligations to our stockholders, and we will not take any actions to waive or amend any of these provisions.” Please clarify that the company’s officers and directors view the foregoing provision as obligations and that they will not take any actions to waive or amend the provisions.

The Company has complied with this comment in “Risk Factors – Risks Associated With Our Business” by revising the eighth risk factor.

Risks Associated with Our Business

48.   The twelfth risk factor at page 23 mentions the possibility of an initial business combination with a financially unstable company or an entity in its development state, as well as an industry or geographical location characterized by a high level of risk. Please add a discussion of these possibilities, where appropriate, to the business section.

The Company has complied with this comment in “Risk Factors – Risks Associated With Our Business” by revising the twelfth risk factor, deleting this disclosure with respect to the possibility of an initial business combination with a financially unstable company or an entity in its development state, as well as an industry or geographical location characterized by a high level of risk.

49.   The thirteenth risk factor states that the company may issue shares of its capital stock to consummate its initial business combination, but the company has no commitments as of the date of this offering to issue any securities. Please state whether the company has engaged in any preliminary discussions concerning additional issuances.

The Company has complied with this comment in “Risk Factors – Risks Associated With Our Business” by revising the thirteenth risk factor.

50.   The thirteenth risk factor notes that such issuances may cause a change in control, which could result in the resignation of the company’s current present officers and directors. However, the fifteenth risk factor at page 24 states that the company expects that one or more members of its current management to continue to serve on its board of directors and to be involved in day-to-day operations following consummation of the initial business combination, subject to the specific needs of the company and continued election by the stockholders. Please discuss how the company would reconcile these apparently contradictory goals in the circumstances of a particular initial combination.

The Company has complied with this comment in “Risk Factors – Risks Associated With Our Business” by revising the disclosure in the thirteenth risk factor.

Securities and Exchange Commission

August 7, 2006

51.   Please add a statement to the sixteenth risk factor at page 25 identifying Messrs. LaVecchia and McDevitt as Managing Directors of FTN Midwest Securities Corp. Please also state that HAPC, Inc. is “focused on the healthcare industry.” See page 54.

The Company has complied with this comment in “Risk Factors – Risks Associated With Our Business” by revising the disclosure in the sixteenth risk factor.

52.   Indicate in your eighteenth risk factor the amount of common stock owned by the officers and directors prior to this offering.

The Company has complied with this comment in “Risk Factors – Risks Associated With Our Business” by revising the disclosure in the eighteenth risk factor.

53.   We note your statement, in risk factor twenty three, that “our existing stockholders have agreed to vote all of the shares of common stock owned by them immediately before this offering in the same way as the holders of the majority of the shares sold to the public in the offering.” (Emphasis added) We also note your statements that “our existing stockholders have agreed to vote all of their shares of common stock in the same way as the majority of the shares of common stock voted by the public stockholders with respect to such approval” and “our existing stockholders do not have the right to convert any of their shares of common stock owned prior to or acquired in this offering as they have agreed to vote all of their shares of common stock in the same way as the majority of the shares of common stock voted by the public stockholders. . . . ” Please revise to reconcile your statements.

The Company has complied with this comment in “Risk Factors – Risks Associated With Our Business” by revising the disclosure in the twentieth risk factor (formerly the twenty third risk factor).

54.   We note your statement in risk factor twenty nine that “you should consult with your own financial and legal advisors to determine whether you would qualify as an institutional investor under the laws of your state.” It is the company’s obligation to make that determination. Revise as appropriate.

The Company has complied with this comment in “Risk Factors – Risks Associated With Our Business” by revising the twenty fifth risk factor (formerly the twenty ninth risk factor).

Forward Looking Statements, page 36

55.   We note your statement that “except as otherwise required to be disclosed in periodic reports required to be filed by public companies with the SEC pursuant to the SEC’s rules, we have no obligation to update any forward-looking statements.” Please revise your statement to indicate that “Except as required by applicable law, we have no obligation . . . .”

Securities and Exchange Commission

August 7, 2006

The Company has complied with this comment in “Forward-Looking Statements” by revising the disclosure on page 37.

56.   Revise your statement that “neither we nor any person acting on our behalf assumes responsibility for the future accuracy or completeness of these forward-looking statements” as it appears to state that your statements are not currently complete.

The Company has complied with this comment in “Forward-Looking Statements” by revising the disclosure on page 37.

Use of Proceeds, page 37

57.   We note your statement, in the final paragraph of this section at page 40, which states that “an amount held in the trust account and all of our remaining assets will be paid on a pro rata basis to the holders of shares of common stock included in the units offered by this prospectus up to 100% of the gross proceeds of this offering, plus any additional amounts thereof in excess of $1,500,000, as of the close of business two business days prior to the date of distribution. If we have distributed an amount equal to l00% of the gross proceeds of this offering and paid for the expenses arising prior to and during our dissolution and liquidation, the next $1,500,000 of our assets not distributed to such holders will be paid to our existing stockholders on a pro rata basis in accordance with their ownership interest of the private placement warrants. Our remaining assets shall be reduced by amounts we pay, or reserve to pay, for all of our liabilities and obligations. These liabilities and obligations include our corporate expenses arising during our remaining existence, including the costs of our dissolution and liquidation.” We do not understand how the noted procedures to dissolve, wind up and liquidate comply with Section 281(b) of Delaware General Corporation Law. Provide us with a legal analysis as to how the company will comply with Section 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Please revise to address in detail, in the appropriate section in the prospectus, the steps the company will take to cause a corporate dissolution and liquidation. It appears that your current disclosure provides that you will pay or make reasonable provision to pay all claims and obligations after you have paid the investors in the units and after you have paid your existing stockholders on their private placement warrants. We may have further comment.

As disclosed in the prospectus, if the Company does not consummate its initial business combination within 18 months after the consummation of the offering (or within 24 months after such consummation if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months after such consummation and the business combination relating thereto has not yet been consummated within such 18-month period), assuming the Company’s dissolution is approved, the Company will adopt a plan of distribution, as required under Section 281(b) of the Delaware General Corporation Law (“DGCL”). In order to effectuate such dissolution and liquidation, the board of directors must adopt a resolution to dissolve the Company, notice must be mailed to each stockholder to take action upon such resolution, the holders of a majority of the Company’s outstanding stock must vote in favor of

Securities and Exchange Commission

August 7, 2006

the dissolution and a certificate of dissolution must be filed with the Secretary of State of Delaware. Pursuant to the plan of dissolution, the Company shall (i) pay or make such provision as it determines to be reasonable to pay all claims, liabilities and obligations, including all contingent, conditional or unmatured contractual claims, that are known to it, (ii) make such provision as it determines to be reasonably likely to be sufficient to pay any claim against it which is the subject of a pending action, suit or proceeding to which it is a party and (iii) make such provision as it determines to be reasonably likely to be sufficient to pay claims that have not been made known to it or that have not arisen but that, based on facts known to it, it determines are reasonably likely to arise or to become known to it within 10 years after the date of dissolution. These liabilities and obligations include its expenses arising during its remaining existence, including the costs of its dissolution and liquidation. The Company will pay the costs of its dissolution and liquidation, except for the payment or the making of provision for payment of liabilities, obligations and claims for which it is unable to obtain valid and enforceable releases, waivers or similar agreements to claims against the amounts in the trust account, only from its remaining assets not held in the trust account. After payment of any outstanding claims and reservation of such funds as may be necessary under the plan of distribution to provide for future claims, (i) all amounts held in the trust account and all of our remaining assets, up to 100% of the gross proceeds of this offering, will be paid to the holders of shares of common stock included in the units offered by this prospectus, on a pro rata basis, (ii) all amounts held in the trust account and all of our remaining assets in excess of 100% of the gross proceeds of this offering, up to $1,500,000, will be paid to our existing stockholders, on a pro rata basis in accordance with their purchases of the private placement warrants and (iii) the balance of all amounts held in the trust account and all of our remaining assets, will be paid to the holders of shares of common stock included in the units offered by this prospectus, on a pro rata basis. The amounts payable to the holders of shares of common stock included in the units offered by this prospectus shall be determined as of the close of business two days prior to the date of distribution. If the Company is dissolved in accordance with the DGCL, the Company intends to comply with Sections 280 and 281 of the DGCL with respect to its liquidation of any remaining net assets to the public stockholders in order to avail itself of the protections afforded by the DGCL. The Company has revised the prospectus, including in “The Offering – Dissolution and liquidation if no business combination” on page 14, “Use of Proceeds” on page 41 and “Proposed Business” on page 70, in response to the Staff’s comment to reflect the explanation provided above in this response.

58.   Please clarify that the $6 million in deferred underwriting discounts and commissions is included in the $10.5 million in total underwriting discounts. Consider revising footnote 3 to clarify and adding a reference to the footnote to the underwriting discounts line item on the table.

The Company has complied with this comment in “Use of Proceeds” by revising the disclosure on pages 38-39.

59.   Revise footnote 2 to indicate the amount of advances to be repaid to existing stockholders.

Securities and Exchange Commission

August 7, 2006

The Company has complied with this comment in “Use of Proceeds” by revising the disclosure on page 39.

60.   Revise footnote 4 to identify the director and existing stockholders affiliated with Kelley Drye & Warren LLP. Also identify the directors and existing stockholders affiliated with ILUT Srl.

The Company has complied with this comment in “Use of Proceeds” by revising the disclosure on page 39.

61.   Please add a statement to note (4) at page 38 that the affiliates will perform services for the company for customary fees and on customary terms and conditions. See page 78.

The Company has complied with this comment in “Use of Proceeds” by revising the disclosure on page 39.

62.   Please revise your uses of funding to indicate the repayment of the $500,000 loan received which is due upon consummation of the private placement of warrants. Identify the director and stockholder who loaned the company the $500,000.

The Company has complied with this comment in “Use of Proceeds” by revising the disclosure on page 39.

63.   We note the statement at page 39 that the use of proceeds, as stated in the table at pages 37-38, are estimates only, and that actual expenditures may differ substantially from those amounts. Please revise this section to clearly discuss the circumstances that would require management to alter the use of proceeds from this offering and discuss the specific alternatives to the currently stated uses. See Instruction 7 to Item 504 of Regulation S-K.

The Company has complied with this comment in “Use of Proceeds” by revising the disclosure on page 40.

Management’s Discussion and Analysis, page 45

64.   Please revise MD&A to discuss the accounting treatment for the warrants issued in the offering and the UPO, as well as the stock-based compensation expense relating to the management purchase option. Consider whether disclosure regarding a known trend, event or uncertainty is required in accordance with Item 303(a) of Regulation S-K. We note the potential volatility in your statement of operations given the requirement to mark the warrants and UPO to fair value each period.

The Company has updated the MD&A to discuss the accounting treatment for the warrants issued in the offering and the UPO, as well as the stock-based compensation expense relating to the management purchase option as follows:

Securities and Exchange Commission

August 7, 2006

Under EITF No. 00-19, the fair value of the warrants issued as part of the units sold in the Company’s initial public offering and the FTN UPO should be reported as a liability. The warrant agreement provides for the Company to register the shares underlying the warrants and is silent as to whether a penalty is to be incurred in the absence of the Company’s ability to deliver registered shares to the warrant holders upon warrant exercise. Under EITF No. 00-19, registration of the issuance of the common stock underlying the warrants is not within the Company’s control. As a result, the Company must assume that it could be required to settle the warrants on a net-cash basis, thereby necessitating the treatment of the potential settlement obligation as a liability. Further, EITF No. 00-19 requires the Company to record the potential settlement obligation at each reporting date using the current estimated fair value of the warrants, with any changes being recorded through its statement of operations. The potential settlement obligation will continue to be reported as a liability until such time as the warrants are exercised, expire, or the Company is otherwise able to modify the registration requirements in the warrant agreement to remove the provisions which require this treatment. The fair value of the warrant liability at the date of closing of the proposed offering is estimated to be $19,218,750.

In the event that at the end of any fiscal quarter the fair value of the Company’s outstanding warrants increases or decreases, it will be required to re-value the net-cash settlement value of the warrants and to reflect such change for the applicable fiscal quarter in our financial statements in accordance with EITF 00-19. If the net-cash settlement value at the end of any fiscal quarter increases, the Company will recognize a corresponding increase in expense for such fiscal quarter, as well as reflect a corresponding increase in its liabilities for such fiscal quarter, in accordance with EITF 00-19, resulting in a reduction of its stockholders’ equity on its balance sheet for such fiscal quarter and a decrease in total net income on its income statement for such fiscal quarter. If the net-cash settlement value at the end of any fiscal quarter decreases, the Company will recognize a corresponding increase in income for such quarter, and the Company will reflect the corresponding decrease in its liabilities for such fiscal quarter, in accordance with EITF 00-19, resulting in an increase of its stockholders’ equity on its balance sheet for such fiscal quarter and an increase in total net income on its income statement for such fiscal quarter. The Company has complied with this comment in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–General” by revising the disclosure on page 51.

65.   Please revise to indicate the amount of offering expenses that have been paid to date.

The Company has complied with this comment in “Management’s Discussion and Analysis–General” by revising the disclosure on page 50.

Proposed Business, page 48

Introduction

66.   The prospectus states that, “Although the location of a target business is not geographically limited, we intend to focus our efforts on acquiring a business that is

Securities and Exchange Commission

August 7, 2006

located in North America.” We note that there is no mention of this geographical area in the prospectus summary. Please modify the disclosure, as appropriate, throughout the prospectus.

The Company has complied with this comment by revising the disclosure on the cover page, in the “Prospectus Summary–Introduction” on page 1, “Risk Factors–Risks Associated With Our Business” on page 24, “Management’s Discussion and Analysis–General” on page 49, “Proposed Business – Introduction” on pages 53 and 65 and the Financial Statements on page F-7.

67.   We note your disclosure in the Underutilized Manufacturing Assets, Infrastructure Projects, and Business Development Opportunities for Advantaged Products sections. For example, we note your statements that “we can capitalize on the potential growth of a target business through the effective utilization of its existing manufacturing capacity” and “we can capitalize on the potential growth of a target business with an advantaged product, process or technology through the better exploitation of its existing markets”. We do not understand the basis for your assertion given that the company has not identified any target and does not know whether there is any underutilized manufacturing capacity and does not know the existing markets. Revise these sections to provide the basis for your factual assertions and beliefs or delete your assertions as appropriate.

The Company has complied with this comment in “Proposed Business–Introduction–Growth in the Basic Industries Sector” by revising the disclosure on page 54.

Management and its Transaction Experience and Operating Methodology, page 50

68.   We note your statement that “our officers will be employed full-time to conduct our affairs . . .” We also note the current position held by Dr. Domenico Lepore with ILUT Srl Supplementally confirm that your officers will be employed full-time by the company to search for an acquisition target. Advise us whether Dr. Lepore will continue to be employed by ILUT Srl

The Company supplementally advises you that our officers will be employed full-time by the Company to search for an acquisition target. Following the completion of this offering, Dr. Lepore will not be employed by ILUT Srl

Acquisition and Complex Transaction Expertise of Management, page 55

69.   Please add disclosure in the introductory paragraph indicating that even given management’s experience there is no assurance that the company will be able to locate and negotiate a merger with any target company.

The Company has complied with this comment in “Proposed Business–Management and its Transaction Experience and Operating Methodology” by revising the disclosure on page 60.

Securities and Exchange Commission

August 7, 2006

Management’s Operating Methodology, page 57

70.   We note your statements that “we will be able to realize the following benefits by applying it to a target business: reduced lead times; increased production increased cash (throughput) generated by sales.” We do not understand your basis for these statements given that you have not identified any target business. The basis for comparative factual assertions and for your beliefs in certain qualitative statements must be clear from the text of the prospectus or provided supplementally to us. Revise the disclosure throughout your prospectus to address our concerns, or delete your assertions as necessary.

The Company has complied with this comment in “Proposed Business–Management and its Transaction Experience and Operating Methodology” by revising the disclosure on page 63.

Effecting a Business Combination, page 58

Sources of target businesses, page 59

71.   The prospectus states that the initial business combination may involve an affiliate of the company. We note that this statement does not appear in the prospectus summary. Please identify all affiliated business that may be considered for a business combination. Disclose whether your officers, directors and/or business advisor are aware of any business opportunities, even if the company has taken no action to pursue such an opportunity. Please explain the circumstances that may cause the company to consider an affiliated business; state, for example, whether the company would consider such a business in its initial search, or only after other searches have failed to locate a potential target company.

The Company has complied with this comment in “Risk Factors” by deleting a risk factor and revising the disclosure in “Proposed Business–Effecting a Business Combination” on page 65.

72.   The prospectus states that the company “may” engage FTN Midwest Securities Corp., Kelley Drye & Warren LLP and ILUT Srl to provide professional services in connection with an acquisition. The prospectus states at page 38, note (4) that the company intends to engage these companies. Please reconcile the disclosure. Also identify the existing officers, directors or stockholders who are affiliated with FTN Midwest Securities Corp., Kelley Drye & Warren LLP and ILUT Srl

The Company has complied with this comment by revising the disclosure in the “Prospectus Summary” on page 4, “Use of Proceeds” on page 39, “Proposed Business–Sources of Target Businesses” on pages 65-66 and “Certain Relationships and Related Party Transactions – Conflicts of Interest” on page 84.

Securities and Exchange Commission

August 7, 2006

73.   We note the disclosure that the company will not consummate a business combination with an affiliate of any existing stockholder unless it obtains an independent fairness opinion. Please add a risk factor discussing the ability to enter into a business combination with an affiliated entity. Add disclosure to the conflicts of interest section.

The Company has complied with this comment by revising the disclosure in “Risk Factors” by deleting a risk factor and revising the disclosure in “Proposed Business–Sources of Target Businesses” on page 65.

Selection of a target business and structuring of a business combination, page 59

74.   Revise to clarify whether there is any limit on the amount of out-of-pocket expenses that may be reimbursed and who will determine the reasonableness of these expenses.

The Company has complied with this comment in “Proposed Business–Sources of Target Businesses” by revising the disclosure on page 66.

Opportunity for stockholder approval of business combination, page 62

75.   We note the statement that, even if the company receives the requisite stockholder approval and the initial business combination is authorized, the company will not be obligated to consummate the approved transaction. Please discuss the circumstances that would lead to a decision to seek a different business combination within the specified timeframes.

The Company has complied with this comment in “Proposed Business–Opportunity for Stockholder Approval of Business Combination” by revising the disclosure on page 68.

Competition, page 66

76.   Please revise to indicate the approximate dollar amount raised by the similarly structured companies which have gone public. Also indicate the number of similarly structured companies currently in registration and the approximate dollar amount they seek to raise.

The Company has complied with this comment in “Proposed Business–Competition” by revising the disclosure on page 72.

Management, page 71

77.   Please revise to describe all employment during the past five years for Pat LaVecchia. See Item 401(e)(l) of Regulation S-K. In the description, please include the name and business of the person’s employer, beginning and ending dates of employment by

Securities and Exchange Commission

August 7, 2006

year and month, the positions held and a brief description of the employer’s business. Also include any other directorships held by each director as required by Item 401(e)(2) of Regulation S-K.

The Company has complied with this comment in “Management” by revising the disclosure on page 78.

78.	Please indicate the business conducted by Nalco and HAPC.

The Company has complied with this comment in “Management” by revising the disclosure on pages 78-79.

Director Independence, page 74

79.   The prospectus states that the amended and restated by-laws of the company provide that affiliated transactions must, among other things, be approved by a majority of the company’s independent and disinterested directors. Please define the term “disinterested,” as used in this context.

The Company has complied with this comment in “Management–Director Independence” by revising the disclosure on page 80 and in "Certain Relationships and Related Party Transactions" on page 85.

Conflicts of Interest, page 77

80.   The prospectus states at page 78 that the board has adopted a policy that all future transactions with any affiliate will have to meet certain requirements. The previous paragraph describes the company’s intention to engage three current affiliates in connection with its initial business combination. Please clarify, if appropriate, that the “future transactions” referenced are those transactions that will occur after consummation of the initial business combination.

The Company has complied with this comment in “Certain Relationships and Related Party Transactions–Conflict of Interest” by revising the disclosure on pages 84-85.

Principal Stockholders, page 79

81.   Revise the table to indicate the number of officers and directors in the group.

The Company has complied with this comment in “Principal Stockholders” by revising the disclosure on page 86.

82.   We note your statement that the table excludes shares of common stock issuable upon exercise of the purchase options. Supplementally advise us why the shares of

Securities and Exchange Commission

August 7, 2006

common stock underlying the purchase options are not listed in the beneficial ownership table.

The Company supplementally advises you that the shares of common stock underlying the purchase options are not listed in the beneficial ownership table as they are not exercisable within 60 days of the date of the prospectus.

Description of Securities, page 80

83.   The statement that all of the current outstanding common shares and shares of common stock to be sold in the offering are “duly authorized, validly issued, fully paid and nonassessable” is a legal conclusion that you are not qualified to make. Either attribute this statement to counsel and file counsel’s consent to be named in this section, or delete it.

The Company has complied with this comment in “Description of Securities–General” by revising the disclosure on page 87.

Amended and Restated Certificate of Incorporation, page 85

84.   We note the following language from Article XIII of your Amended and Restated Certificate of Incorporation: “Notwithstanding anything . . . Article VII of this Certificate of Incorporation and this sentence of this Article XIII shall not be amended or repealed, and no provision inconsistent therewith shall be adopted, prior to the consummation of the Initial Business Combination. . . unless such adoption, amendment or repeal is approved by the affirmative vote of holders of at least 100% of the voting power of all shares of capital stock of the Corporation then outstanding . . .” This provision requiring a 100% shareholder vote appears to be functionally the same as a non-modification clause. We also note your statement in the risk factor section that a court could conclude that the prohibition on amendment violates the stockholders’ implicit rights to amend a corporate charter. Please revise this section to include the disclosure noted in the last paragraph on page 20.

The Company has complied with this comment by revising the disclosure in “Risk Factors” on page 21 and “Description of Securities–Amended and Restated Certificate of Incorporation” on page 92.

Underwriting, page 94

85.   Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Securities and Exchange Commission

August 7, 2006

The Company and the underwriters each advise us that at this time neither has any arrangements with a third party to host or access its preliminary prospectus on the internet. We will promptly supplement this response if the Company or the underwriters should enter into any such arrangements.

86.   Please clarify whether the company or the underwriters intend to conduct a directed share program in conjunction with this offering.

The Company has complied with this comment in “Underwriting–Directed Unit Program” by revising the disclosure on page 104.

Financial Statements, page F-1

87.   Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article 3 of Regulation S-X.

The Company has complied with this comment by providing a currently dated consent with Amendment No. 1 and will ensure that the financial statements are updated as required by Article 3 of Regulation S-X.

Note 2 — Proposed Pub1ic Offering, page F-8

88.   Please revise your disclosure to discuss the accounting treatment for the warrants issued in the offering and the UPO in accordance with EITF 00-19.

The Company has complied with this comment by revising disclosure on page F-9 to include the following:

Under EITF No. 00-19, the fair value of the warrants issued as part of the units sold in the offering and the UPO should be reported as a liability. The warrant agreement provides for the Company to register the shares underlying the warrants and is silent as to whether a penalty is to be incurred in the absence of the Company’s ability to deliver registered shares to the warrant holders upon warrant exercise. Under EITF No. 00-19, registration of the issuance of the common stock underlying the warrants is not within the Company’s control. As a result, the Company must assume that it could be required to settle the warrants on a net-cash basis, thereby necessitating the treatment of the potential settlement obligation as a liability. Further, EITF No. 00-19 requires the Company to record the potential settlement obligation at each reporting date using the current estimated fair value of the warrants, with any changes being recorded through its statement of operations. The potential settlement obligation will continue to be reported as a liability until such time as the warrants are exercised, expire, or the Company is otherwise able to modify the registration requirements in the warrant agreement to remove the provisions which require this treatment. The fair value of the warrant liability at the date of closing of the proposed offering is estimated to be $19,218,750.

In the event that at the end of any fiscal quarter the fair value of the Company’s outstanding warrants increases or decreases, it will be required to re-value the net-cash

Securities and Exchange Commission

August 7, 2006

settlement value of the warrants and to reflect such change for the applicable fiscal quarter in our financial statements in accordance with EITF 00-19. If the net-cash settlement value at the end of any fiscal quarter increases, the Company will recognize a corresponding increase in expense for such fiscal quarter, as well as reflect a corresponding increase in its liabilities for such fiscal quarter, in accordance with EITF 00-19, resulting in a reduction of its stockholders’ equity on its balance sheet for such fiscal quarter and a decrease in total net income on its income statement for such fiscal quarter. If the net-cash settlement value at the end of any fiscal quarter decreases, the Company will recognize a corresponding increase in income for such quarter, and the Company will reflect the corresponding decrease in its liabilities for such fiscal quarter, in accordance with EITF 00-19, resulting in an increase of its stockholders’ equity on its balance sheet for such fiscal quarter and an increase in total net income on its income statement for such fiscal quarter. The Company has complied with this comment in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–General” by revising the disclosure on page 51.

89.   We note your disclosure regarding the volatility assumption of 51.3%. Please tell us whether the assumption was determined using the average of the volatilities of the representative companies as discussed in paragraph A22 of FAS 123(R), rather than the volatility of an index constructed from the companies. Also, please explain why you used a three-year period, rather than calculating volatility for each of the representative companies for the period of time equal in length to the term of the option (i.e. five years) through the balance sheet date, to the extent of the companies’ operating histories. Also, tell us why you used a weekly interval rather than daily historical prices for the representative companies. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility.

We have been advised by the Company that because the Company is a new entity without any history of share prices for its stock, the Company is following the guidance of SFAS 123(R), paragraph 23 and is using a sample of companies in the target industry as a basis for calculating volatility. Further, the Company has considered the guidance of SFAS 123(R), paragraphs A18 through A20 and believes that there is a range of reasonable estimates for volatility and that, given the need to use the industry sector as a basis for determining and calculating volatility, there is no single reasonable estimate that is more or less likely than any other. Thus, as noted in footnote 50 of SFAS 123(R), any such reasonable estimate is just as supportable as any other. Accordingly, in calculating volatility, the Company used a three year period which it believes to be a reasonable estimate for the warrants, which have a four year term. Please note that the indication of a 5 year term was erroneously included in the filing.

Paragraph A22 (of SFAS 123(R)) notes that “an entity would likely consider characteristics such as industry, stage of life cycle, size and financial leverage.” In calculating volatility the Company believes that considerations of life cycle, size, and financial leverage are as important as considerations regarding industry. Consequently, the Company believes that the use of a four-year period is more than sufficient for estimating volatility. In addition, the Company believes that weekly averages provides as reasonable a basis as daily averages, given

Securities and Exchange Commission

August 7, 2006

size, life cycle and financial leverage considerations. The use of an industry sector as a basis for the calculation implies a wide range (that is, an inherent lack of precision) in any estimate of volatility. Further, when volatility is high, variances in estimated volatility have a reduced effect on estimated values.

Set forth on Annex A to this letter is a schedule listing each representative company used in computing the volatility. The Company has complied with this comment by revising disclosure on page F-9.

90.   We note that a four year expected life was used to value the UPO. Based on your disclosure on page 96, it appears that the contractual life of the UPO is five years. When equity instruments are granted to non-employees, we believe that the contractual life should be used as the expected term assumption. Please advise or revise your disclosure accordingly.

The Company has complied with this comment in “Underwriting–Purchase Option” by revising disclosure on page 102 to reflect a four-year life of the UPO.

Part II

Exhibits and Financial Statement Schedules, page II-4

91.   We note that you will file a majority of your exhibits in an amendment. Note that we expect to review and comment on your exhibits in their entirety. Please file your exhibits as soon as practicable to enhance your review process.

The Company has complied with this comment.

Undertakings, page II-5

92.   Please revise to provide the exact undertaking required by Item 512(b) of Regulation S-K.

The undertaking provided in Item 512(b) of Regulation S-K is only applicable to issuers who incorporate a subsequent Exchange Act report by reference into the registration statement. As the Company is not incorporating any such report, we do not believe that Item 512(b) is applicable.

Signatures

93.   Please have your principal financial officer sign in that capacity. See Instructions for signatures, Form S-1.

The Company has complied with this comment.

Securities and Exchange Commission

August 7, 2006

Please contact the undersigned at (203) 351-8107 with any questions you may have regarding the foregoing.

Very truly yours,

/s/ Randi-Jean G. Hedin

Randi-Jean G. Hedin

RJH:cdc

cc:	Mr. Corrado De Gasperis

Annex A

Historical Volatility
4 year weekly average
as of June 22, 2006
($ in mm)

Sector / Company	Ticker	Mkt Cap	Volatility (%)

Materials (includes metals, mining, and chemicals)
Nevsun Resources Ltd.	NSU	$297	81%
Metallica Resources Inc.	MRB	$253	66%
LB Foster Co.	FSTR	$238	34%
New Gold, Inc.	NGD	$202	77%
Great Basin Gold Ltd.	GBN	$178	62%
Altair Nanotechnologies Inc.	ALTI	$165	93%
Pope Resources LP	POPE.Z	$145	40%
Deswell Industries Inc.	DSWL	$131	29%
Oil-Dri Corp. of America	ODC	$109	22%
American Biltrite Inc.	ABL	$34	34%

Transportation and Distribution
ExpressJet Holdings Inc.	XJT	$352	51%
Frozen Food Express Industries Inc.	FFEX	$208	44%
Cronos Group	CRNS	$84	48%

Energy
Texas Pacific Land Trust	TPL	$310	28%
TransGlobe Energy Corp.	TGA	$269	67%
PrimeEnergy Corp.	PNRG	$249	47%
Santa Fe Energy Trust	SFF	$181	26%
NGAS Resources Inc.	NGAS	$168	68%
Williams Coal Seam Gas Royalty Trust	WTU	$148	38%
MC Shipping Inc.	MCX	$96	70%

		Mean	51%
		Median	48%

Source: Mkt Cap and screening data from Capital IQ; Volatility from Bloomberg